November 17, 2006

Via Facsimile (480) 606-3415 and U.S. Mail

Christopher E. Kevane, Esq.
General Counsel
Rural/Metro Corporation
9221 East Via de Ventura
Scottsdale, AZ  85258

      Re:	Rural/Metro Corporation
      Definitive Additional Materials
Filed November 15, 2006
		File No. 0-22056

Dear Mr. Kevane:

      We have the following comments on the above-referenced filing.

1. We note the statement made by Mr. Brucker and a similar statement included in other soliciting materials with respect to the Accipiter
Group`s ownership of common stock in one of your competitors. We also note that the Accipiter Group has clarified its ownership in that competitor to be limited to a specific class of common stock with limited voting rights. Please confirm that you will provide additional context for this type of disclosure in future filings. Refer to Rule 14a-9.

Closing Comments

      You should furnish a response letter keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label
"CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.






      Please direct any questions to me at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,



Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
Christopher E. Kevane, Esq.
Rural/Metro Corporation
November 17, 2006
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3628

         DIVISION OF
CORPORATION FINANCE